

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2019

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
6000 Fairview Road, Suite 1200
Charlotte, NC 28210-2252

> **Re: Milestone Pharmaceuticals Inc.**
> **Amendment No. 1 to Draft Registration Statement**
> **Filed February 28, 2019**
> **CIK 0001408443**

Dear Mr. Oliveto:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Our Pipeline, page 1

1.   We note your response to comment 3. Please tell us whether you have an active IND for etripamil that covers the indications atrial fibrillation and angina.

2.   We note your revised disclosure on page 76 that your research found that, of the almost 40% of patients who experience two or more episodes of PSVT per year that last more than 10 minutes each, the findings for percentage of patients with longer episodes and percentage of patients with emergency department visits decreased between the year of diagnosis and the year of your research study by 13% and 29%, respectively. Please also clarify your disclosure here.

Business
Etripamil, page 75

3.   We note your new disclosure regarding 2017 research into the opportunity for etripamil in the United States and Europe. Please provide further details and context regarding this research. For example, how many PSVT patients do the physicians report as receiving catheter ablation? How often do PSVT patients in the United States visit the emergency room, such that 50-75% of these visits could be avoided?

You may contact William Demarest at (202) 551-3432 or Yolanda Trotter at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Liz Walsh at (202) 551-3696 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jaime L. Chase